# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trinity Biotech plc, CIK 0000888721
CUSIP: 896438504
Title of class of securities: Class 'A' Ordinary Shares
Address of issuer's principal executive offices: IDA Business Park, Bray, County Wicklow, Ireland (L2), A98 H5C8
Date of event which requires filing of this statement: 12/08/2025
Filed by CIK 0001952094
Persons authorized to receive notices and communications: Joon Ho Lee, President and CEO, c/o MiCo IVD Holdings, LLC, 85 Orchard Road, Skillman, New Jersey (NJ), 08558, 512-650-6322; Jeongseok Jay Yu, Esq., Foley Hoag LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000; Daniel S. Clevenger, Esq., Foley Hoag LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000

## Reporting persons
- MiCo IVD Holdings, LLC (CIK 0001952094): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 69,450,720; sole dispositive power 0; shared dispositive power 69,450,720; aggregate amount beneficially owned 69,450,720 (17% of the class)
  Comment: Aggregate amount beneficially owned includes: (i) 44,759,380 Class 'A' ordinary shares ('Ordinary Shares') represented by 2,237,969 American Depository Shares ('ADS') owned by MiCo IVD Holdings, LLC ('MiCo IVD'), a wholly-owned subsidiary of AI n M net Ltd.; and (ii) 24,691,340 Ordinary Shares represented by 1,234,567 ADSs that would be issuable upon conversion of Issuer's 1.50 percent, seven-year, unsecured junior convertible note ('Convertible Note') with a conversion price of U.S. $16.20 per ADS (after giving effect to the ADS Ratio Change, as defined below) that is held by MiCo IVD. Each ADS reported on this Schedule 13D represents twenty (20) Ordinary Shares, which reflects an increase effected by the Company on February 23, 2024, of the number of Ordinary Shares represented by each ADS from four (4) Ordinary Shares (the 'ADS Ratio Change'). Percent of class represented by amount in Row (11) is based on 383,881,600 Class 'A' Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of March 15, 2025 in the Issuer's final prospectus filed pursuant to Rule 424(b)(3) on March 31, 2025 and the 24,691,340 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.
- AI n M net Ltd.: type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); source of funds: working capital (WC); sole voting power 0; shared voting power 69,450,720; sole dispositive power 0; shared dispositive power 69,450,720; aggregate amount beneficially owned 69,450,720 (17% of the class)
  Comment: Aggregate amount beneficially owned includes: (i) 44,759,380 Ordinary Shares represented by 2,237,969 ADSs owned by MiCo IVD; and (ii) 24,691,340 Ordinary Shares represented by 1,234,567 ADSs that would be issuable upon conversion of the Convertible Note. Each ADS reported on this Schedule 13D represents twenty (20) Ordinary Shares, which reflects the ADS Ratio Change. Percent of class represented by amount in Row (11) is based on 383,881,600 Class 'A' Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of March 15, 2025 in the Issuer's final prospectus filed pursuant to Rule 424(b)(3) on March 31, 2025 and the 24,691,340 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.
- Joon Ho Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 69,450,720; shared voting power 0; sole dispositive power 69,450,720; shared dispositive power 0; aggregate amount beneficially owned 69,450,720 (17% of the class)
  Comment: Aggregate amount beneficially owned includes: (i) 44,759,380 Ordinary Shares represented by 2,237,969 ADSs owned by MiCo IVD; and (ii) 24,691,340 Ordinary Shares represented by 1,234,567 ADSs that would be issuable upon conversion of the Convertible Note. Each ADS reported on this Schedule 13D represents twenty (20) Ordinary Shares, which reflects the ADS Ratio Change. Percent of class represented by amount in Row (11) is based on 383,881,600 Class 'A' Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of March 15, 2025 in the Issuer's final prospectus filed pursuant to Rule 424(b)(3) on March 31, 2025 and the 24,691,340 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.

## Item 1. Security and Issuer
Title of class of securities: Class 'A' Ordinary Shares
Name of issuer: Trinity Biotech plc
Address of issuer's principal executive offices: IDA Business Park, Bray, County Wicklow, Ireland (L2), A98 H5C8
Comment:
The purpose of this Amendment No. 6 ("Amendment No. 6") to the joint statement on Schedule 13D with respect to the Class 'A' Ordinary Shares, par value U.S. $0.0001 per share (the "Ordinary Shares"), of Trinity Biotech, plc, a company organized under the laws of Ireland (the "Issuer"), filed by MiCo Co., Ltd. ("MiCo Parent") and MiCo IVD Holdings, LLC, a Delaware limited liability company ("MiCo IVD") on December 7, 2022 (such joint statement, as amended by Amendment No. 2 to the Schedule 13D filed by MiCo IVD, Mainstream Holdings, Ltd. ("Mainstream Holdings"), Mainstream New Growth No. 1 Private Equity Fund ("Mainstream NG"), New Main Equity Co., Ltd. ("New Main Equity") and Kim Chang-hee (together with Mainstream Holdings, Mainstream NG and New Main Equity, the "New Main Equity Filers") on January 2, 2024, Amendment No. 3 to the Schedule 13D filed by MiCo IVD, DAYLI TRINITY HOLDINGS, Ltd. ("DAYLI Holdings"), DAYLI Fountainhead Project No. 3 Private Equity Fund ("DAYLI Fountainhead"), and DAYLI Partners, Inc. (together with DAYLI Holdings and DAYLI Fountainhead, the "DAYLI Filers") on December 19, 2024, and Amendment No. 5 to the Schedule 13D filed by MiCo IVD, AI n M (as defined below) and Wonyong Park ("Amendment No. 5"), and as amended herein, the "Schedule 13D"), filed jointly by the Reporting Persons (as defined below), is to report the change in management of MiCo IVD and the execution of the Joint Filing Agreement by the Reporting Persons. Capitalized terms used but not defined herein have the respective meanings given to them in the Schedule 13D.

On January 2, 2024, MiCo Parent filed an Amendment No. 1 to the Schedule 13D ("Amendment No. 1") to report its sale of all of its equity interests in MiCo IVD to Mainstream Holdings, and on December 20, 2024, the New Main Equity Filers filed a Schedule 13D intended to serve as Amendment No. 4 to the Schedule 13D ("Amendment No. 4") to report the sale by Mainstream Holdings of all of its equity interests in MiCo IVD to DAYLI Holdings. Amendment No. 1 and Amendment No. 4 speak only of the beneficial ownership interests of MiCo Parent and the New Main Equity Filers, respectively, and the disclosures provided therein shall be disregarded in their entirety for the purposes of this Amendment No. 6, except that the exhibits included in response to Item 7 of each of Amendment No. 1 and Amendment No. 4 shall be incorporated herein by reference.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated in full as follows:

This Amendment No. 6 is being filed jointly by MiCo IVD, AI n M net Ltd., a limited company incorporated in South Korea ("AI n M") and Joon Ho Lee (collectively, the "Reporting Persons"). AI n M beneficially owns all of the equity interests in MiCo IVD. Mr. Lee serves as the manager, chief executive officer and president of MiCo IVD. Certain information regarding each director and executive officer of AI n M is set forth on Annex B as filed with Amendment No. 5.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated in full as follows:

The address of AI n M is 8F, 27 Hwangsaeul-ro 360beon-gil, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea. The address of each of MiCo IVD and Mr. Lee is 85 Orchard Road, Skillman, New Jersey 08558.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated in full as follows:
The principal business of AI n M is wholesale and retail trade. The principal business of MiCo IVD is investing in securities of the Issuer. The principal occupation of Mr. Lee is manager, chief executive officer and president of MiCo IVD.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and restated in full as follows:

During the last five years, none of the Reporting Persons, nor any person identified in Item 2(a), has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and restated in full as follows:

During the last five years, none the Reporting Persons, nor any person identified in Item 2(a), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and restated in full as follows:

AI n M was formed in South Korea. MiCo IVD was formed in Delaware, United States. Mr. Lee is a citizen of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in full as follows:

The aggregate number and percentage of the Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 69,450,720 Ordinary Shares consisting of: (i) 2,237,969 ADSs, which represent 44,759,380 Ordinary Shares and (ii) 1,234,567 ADSs representing 24,691,340 Ordinary Shares issuable upon conversion of the Convertible Note. This represents an aggregate beneficial ownership of 17.0% of the Ordinary Shares, calculated on an as-converted basis assuming full conversion of the Convertible Note into ADSs.

The percentage of beneficial ownership is based upon 383,881,600 Ordinary Shares reported to be outstanding by the Issuer as of March 15, 2025 in the Issuer's final prospectus filed pursuant to Rule 424(b)(3) on March 31, 2025 and the 24,691,340 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note held by MiCo IVD. AI n M may be deemed to be the beneficial owner of the Ordinary Shares beneficially owned by MiCo IVD through its ownership interests in MiCo IVD. Mr. Lee may be deemed to be the beneficial owner of the Ordinary Shares beneficially owned by MiCo IVD through his position as manager, chief executive officer and president of MiCo IVD.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that AI n M or Mr. Lee is the beneficial owner of Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and AI n M and Mr. Lee expressly disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in full as follows:

The aggregate number and percentage of the Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in full as follows:
Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person named in Item 2, has engaged in any transaction in Ordinary Shares during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby amended to add the following:

Exhibit No. 20 Joint Filing Agreement dated December 10, 2025, by and among the Reporting Persons.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

## Signatures
- MiCo IVD Holdings, LLC: /s/ Joon Ho Lee, Joon Ho Lee/President and CEO (12/10/2025)
- AI n M net Ltd.: /s/ Young S Hong, Young S Hong/Chief Executive Officer (12/10/2025)
- Joon Ho Lee: /s/ Joon Ho Lee, Joon Ho Lee (12/10/2025)